ATLAS PIPELINE PARTNERS, L.P.

Park Place Corporate Center One

1000 Commerce Drive, 4th floor

Pittsburgh, PA 15275

January 6, 2012

Mara L. Ransom

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549-3010

Re:	Atlas Pipeline Partners, L.P.

Amendment No. 1 to Registration Statement on Form S-4

Filed January 6, 2012

File No. 333-178454

Dear Ms. Ransom:

On behalf of Atlas Pipeline Partners, L.P. (the “Company”), this letter responds to the staff’s letter of comment, dated December 27, 2011, with respect to the above-referenced filing. For your convenience, we first restate your comments in italics and then provide the Company’s response.

General

1.	We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:

The Company draws your attention to the fact that paragraph 4 of the Letter of Transmittal attached as exhibit 99.1 to the Company’s initial filing states that the Company is registering the exchange offer in reliance on the Commission’s position contained in the referenced no-action letters. Nevertheless, attached to this response letter as Annex I is a supplemental letter from the Company stating that it is registering the exchange offer in reliance on the Commission’s position contained in the Exxon Capital, Morgan Stanley and Shearman & Sterling no action letters, which includes the representations contained in the Morgan Stanley and Sherman & Sterling no action letters.

Exhibit 5.1

2.	Please have counsel delete the third from the last paragraph of its legal opinion as the stated limitations are overly broad.

Response:

The Company has filed as Exhibit 5.1 a revised opinion of counsel with the referenced language deleted.

3.	We note that the guarantor NOARK Energy Services, L.L.C. is an Oklahoma entity, and the guarantor Atlas Pipeline Tennessee, LLC is a Pennsylvania entity. As such, please have counsel revise its opinion to also cover the applicable laws of Oklahoma and Pennsylvania.

Response:

The Company has filed as Exhibit 5.1 a revised opinion of counsel covering the applicable laws of Oklahoma and Pennsylvania.

The Company hereby requests acceleration of the effective date of the above-referenced registration statement to                     , January 13, 2012, at 4:00 p.m., or as soon as practicable thereafter. Please notify our counsel, Lisa A. Ernst, at 215-731-9450 of the time of effectiveness.

In connection with this acceleration request, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, ATLAS PIPELINE PARTNERS, L.P. By: Atlas Pipeline Partners GP, LLC

By:	/s/ Robert W. Karlovich, III

Name: Robert W. Karlovich, III Title: Chief Financial Officer

Annex I

ATLAS PIPELINE PARTNERS, L.P.

Park Place Corporate Center One

1000 Commerce Drive, 4th floor

Pittsburgh, PA 15275

January 6, 2012

Mara L. Ransom

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549-3010

Re:	Atlas Pipeline Partners, L.P.

Amendment No. 1 to Registration Statement on Form S-4

Filed January 6, 2012

File No. 333-178454

Dear Ms. Ransom:

This letter supplements Amendment No. 1 to Form S-4 of Atlas Pipeline Partners, L.P. (the “Company”) with respect to (i) the offer and exchange (the “Exchange Offer”) by the Company and Atlas Pipeline Finance Corporation of $150,000,000 aggregate principal amount of their 8 3/4% Senior Notes due 2018 (the “New Issue Notes”), for a new series of notes bearing substantially identical terms and in the like principal amount (the “Exchange Notes”) and (ii) the guarantees (the “Guarantees”) of certain subsidiaries of the Company listed in the Registration Statement as guarantors (the “Guarantors”) of the New Issue Notes and the Exchange Notes. In connection with the above-referenced Registration Statement (the “Registration Statement”), the Company hereby confirms and represents as follows:

1. The Company is registering the Exchange Offer in reliance on the Staff’s position and representations set forth in Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), Morgan Stanley & Co., Inc., SEC No-Action Letter (available June 5, 1991), and Exxon Capital Holding Corp., SEC No-Action Letter (available May 13, 1988) (together, the “No Action Letters”).

2. The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s knowledge and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that, if such person is tendering New Issue Notes in the Exchange Offer with the intention of participating in any manner in a distribution of the

Exchange Notes, such person (i) cannot rely on the Staff position enunciated in the No Action Letters or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K.

3. The Company will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that any broker-dealer that will receive Exchange Notes for its own account in exchange for New Issue Notes that were acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

4. Neither the Company nor any of its affiliates have entered into any arrangement or understanding with any broker-dealer to distribute the Exchange Notes.

5. The Company will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the effect that if the exchange offeree is a broker-dealer holding New Issue Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such New Issue Notes pursuant to the Exchange Offer. The letter of transmittal also will include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours, ATLAS PIPELINE PARTNERS, L.P. By: Atlas Pipeline Partners GP, LLC

By:	/s/ Robert W. Karlovich, III

Name: Robert W. Karlovich, III Title: Chief Financial Officer